                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                          CHARTER COMMUNICATIONS, INC.
                       (Name of Subject Company (Issuer))

                          CHARTER COMMUNICATIONS, INC.
                        (Name of Filing Person (Issuer))

                     4.75% CONVERTIBLE SENIOR NOTES DUE 2006
                     5.75% CONVERTIBLE SENIOR NOTES DUE 2005
                        (Title of Classes of Securities)

                                    16117MAC1
                                    16117MAB3
                                    16117MAA5
                    (CUSIP Numbers of Classes of Securities)

                              CURTIS S. SHAW, ESQ.
                          CHARTER COMMUNICATIONS, INC.
                             12405 POWERSCOURT DRIVE
                            ST. LOUIS, MISSOURI 63131
                                 (314) 965-0555
            (Name, Address, and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:

                              Alvin G. Segel, Esq.
                               Irell & Manella LLP
                       1800 Avenue of the Stars, Suite 900
                          Los Angeles, California 90067
                                 (310) 277-1010

                            CALCULATION OF FILING FEE

      TRANSACTION VALUATION*                        AMOUNT OF FILING FEE**
      ---------------------                         --------------------

      $285,250,000                                  $23,076.73

* For the purpose of calculating amount of filing fee only. The amount assumes that up to $210,000,000 aggregate principal amount of 5.75% Convertible Senior Notes due 2005 are purchased at a price equal to $825.00 per $1,000 principal amount and up to $140,000,000 aggregate principal amount of 4.75% Convertible Senior Notes due 2006 are purchased at a price equal to $800.00 per $1,000 principal amount.

** A filing fee of $72,793.82 was previously paid.

--------------------------------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ]    third-party tender offer subject to Rule 14d-1.

      [X]    issuer tender offer subject to Rule 13e-4.

      [ ]    going-private transaction subject to Rule 13e-3.

      [ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             INTRODUCTORY STATEMENT

      This Amendment No. 2 relates to the offers by Charter Communications, Inc., a Delaware corporation ("CCI"), to purchase for cash up to $140,000,000 aggregate principal amount of its outstanding 4.75% Convertible Senior Notes due 2006 (the "4.75% Notes") at a purchase price equal to $800.00 per $1,000 in principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase, and up to $210,000,000 aggregate principal amount of its outstanding 5.75% Convertible Senior Notes due 2005 (the "5.75% Notes," and together with the 4.75% Notes, the "Notes") at a purchase price equal to $825.00 per $1,000 in principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase.

      This Amendment No. 2 is being filed by CCI and, together with the Supplement to Charter Communications, Inc. Offer to Purchase, dated as of July 30, 2003, attached hereto as Exhibit (a)(1)(v) (the "Supplement"), amends and supplements certain provisions of the Tender Offer Statement on Schedule TO filed on July 11, 2003, as amended by Amendment No. 1 filed on July 31, 2003 (the "Schedule TO"), and the offers by CCI as set forth in the Offer to Purchase (as amended and supplemented, the "Offer to Purchase"), and the related Letter of Transmittal (as amended and supplemented, the "Letter of Transmittal") which, together with the Offer to Purchase, constitute the "Offers" and both of which were filed as Exhibits to the initial Schedule TO with the SEC. This Amendment No. 2 and the Supplement modify the Offers (i) to decrease the principal purchase amount sought (x) of the 4.75% Notes from $506,000,000 to $140,000,000; and (y) of the 5.75% Notes from $600,000,000 to $210,000,000; (ii) to extend the expiration time of the Offers from 8:00 a.m., New York City time, August 8, 2003 to 12:00 midnight, New York City time, August 12, 2003; (iii) to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended; and (iv) in certain additional respects.

ITEM 1.    SUMMARY TERM SHEET

      The information is set forth in the section entitled "Summary Term Sheet" in the Offer to Purchase, as amended and supplemented by the Supplement, and is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION

      (a)(1)(i)-(iii), (v)-(ix), (xii): The information is set forth in the sections entitled "Summary Term Sheet," "The Offers," "Procedures for Tendering and Withdrawing Notes," and "United States Federal Income Tax Considerations" of the Offer to Purchase, as amended and supplemented by the Supplement, and is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      (a) The information is set forth in the section entitled "The Offers" of the Offer to Purchase, as amended and supplemented by the Supplement, and is incorporated herein by reference.

      (b) The information is set forth in the sections entitled "Important," "Summary Term Sheet," and "The Offers" of the Offer to Purchase, as amended and supplemented by the

Supplement, and is incorporated herein by reference. We have no alternative financing arrangements or financing plans in the event that the primary financing plans fall through.

      (d)(1) The information is set forth in the section entitled "The Offers" of the Offer to Purchase, as amended and supplemented by the Supplement, and is incorporated herein by reference.

ITEM 12.   EXHIBITS

      Item 12 is hereby amended and supplemented by adding the Supplement to the Offer to Purchase, dated as of July 30, 2003, as Exhibit (a)(1)(v), filed herewith.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                Charter Communications, Inc.


                                By:  /s/ Curtis S. Shaw
                                    --------------------------------------------

                                Name:  Curtis S. Shaw
                                Title: Senior Vice President, General Counsel
                                       and Secretary

Dated: July 31, 2003

                                INDEX TO EXHIBITS

EXHIBIT NO.       DESCRIPTION
-----------       -----------
(a)(1)(i)         Offer to Purchase, dated July 11, 2003.*

(a)(1)(ii)        Form of Letter of Transmittal.*

(a)(1)(iii)       Guidelines to Form W-9*

(a)(1)(iv)        Press Release, dated July 30, 2003 *

(a)(1)(v) Supplement to the Offer to Purchase, dated as of July 30, 2003 **

(a)(2)-(a)(4)     None.

(d)(1)(i)(A)      Charter Communications Holdings, LLC 1999 Option Plan
                  (incorporated by reference to Exhibit 10.4 to Amendment No. 4 to the registration statement on Form S-4 of Charter
                  Communications Holdings, LLC and Charter Communications
                  Holdings Capital Corporation filed on July 22, 1999 (File No.
                  333-77499)).

(d)(1)(i)(B)      Assumption Agreement regarding Option Plan, dated as of May
                  25, 1999, by and between Charter Communications Holdings, LLC and Charter Communications Holding Company, LLC (incorporated by reference to Exhibit 10.13 to Amendment No. 6 to the
                  registration statement on Form S-4 of Charter Communications
                  Holdings, LLC and Charter Communications Holdings Capital
                  Corporation filed on August 27, 1999 (File No. 333-77499)).

(d)(1)(i)(C)      Form of Amendment No. 1 to the Charter Communications
                  Holdings, LLC 1999 Option Plan (incorporated by reference to
                  Exhibit 10.10(c) to Amendment No. 4 to the registration
                  statement on Form S-1 of Charter Communications, Inc. on
                  November 1, 1999 (File No. 333-83887)).

(d)(1)(i)(D)      Amendment No. 2 to the Charter Communications Holdings, LLC
                  1999 Option Plan (incorporated by reference to Exhibit 10.4(c)
                  to the annual report on Form 10-K filed by Charter
                  Communications, Inc. on March 30, 2000 (File No. 000-27927)).

(d)(1)(i)(E)      Amendment No. 3 to the Charter Communications 1999 Option Plan
                  (incorporated by reference to Exhibit 10.14(e) to the annual report on Form 10-K of Charter Communications, Inc. filed on
                  March 29, 2002 (File No. 000-27927)).

(d)(1)(i)(F)      Amendment No. 4 to the Charter Communications 1999 Option Plan
                  (incorporated by reference to Exhibit 10.10(f) to the annual report on Form 10-K of Charter Communications, Inc. filed on
                  April 15, 2003 (File No. 000-27927)).

EXHIBIT NO.       DESCRIPTION
-----------       -----------

(d)(1)(ii)(A)     Charter Communications, Inc. 2001 Stock Incentive Plan (incorporated by reference to
                  Exhibit 10.25 to the quarterly report on Form 10-Q filed by Charter Communications, Inc. on
                  May 15, 2001 (File No. 000-27927)).

(d)(1)(ii)(B)     Amendment No. 1 to the Charter Communications, Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.11(b) to the annual report on Form 10-K of Charter Communications,
                  Inc. filed on April 15, 2003 (File No. 000-27927)).

(d)(1)(ii)(C)     Amendment No. 2 to the Charter Communications, Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.10 to the quarterly report on Form 10-Q filed by Charter
                  Communications, Inc. on November 14, 2001 (File No. 000-27927)).

(d)(1)(ii)(D)     Amendment No. 3 to the Charter Communications, Inc. 2001 Stock Incentive Plan effective January 2,
                  2002 (incorporated by reference to Exhibit 10.15(c) to the annual report on Form 10-K of Charter
                  Communications, Inc. filed on March 29, 2002 (File No. 000-27927)).

(d)(1)(ii)(E)     Amendment No. 4 to the Charter Communications, Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.11(e) to the annual report on Form 10-K of Charter Communications, Inc.
                  filed on April 15, 2003 (File No. 000-27927)).

(d)(1)(ii)(F)     Amendment No. 5 to the Charter Communications, Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.11(f) to the annual report on Form 10-K of Charter Communications, Inc.
                  filed on April 15, 2003 (File No. 000-27927)).

(d)(2)            Form of Savoy Stock Option Agreement, dated November 8, 1999, between Vulcan Cable III, Paul G.
                  Allen and William D. Savoy (incorporated by reference to Exhibit 10.15 to Amendment No. 3 to the
                  Schedule 13D of Paul G. Allen filed on March 11, 2002 (File No. 005-57191)).

(d)(3)            Form of Registration Rights Agreement, dated as of November 12, 1999, by and among Charter
                  Communications, Inc., Charter Investment, Inc., Vulcan Cable III Inc., Mr. Paul G. Allen, Mr. Jerald
                  L. Kent, Mr. Howard L. Wood and Mr. Barry L. Babcock (incorporated by reference to Exhibit 10.14 to
                  Amendment No. 3 to the registration statement on Form S-1 of Charter Communications, Inc. filed on
                  October 18, 1999 (File No. 333-83887)).

EXHIBIT NO.       DESCRIPTION
-----------       -----------
(d)(4)            Accretion Put Agreement, dated as of November 12, 2001, between Paul G. Allen and each of Chatham
                  Investments, LLLP (Kevin B. Allen), Jeffrey D. Bennis, Stephen E. Hattrup, CRM I Limited Partnership
                  LLLP, CRM II Limited Partnership, LLLP, Lucille Maun, Peter N. Smith, Monroe M. Rifkin, Bruce A.
                  Rifkin, Stuart G. Rifkin, Ruth Rifkin Bennis, Rifkin Family Investment Company, L.L.L.P., Rifkin &
                  Associates, Inc., and Rifkin Children's Trust III (incorporated by reference to Exhibit 10.17 to
                  Amendment No. 3 to the Schedule 13D of Paul G. Allen filed on March 11, 2002 (File No. 005-57191)).

(d)(5)            Put Agreement, dated as of November 12, 2001, between Paul G. Allen and each of Falcon Holding
                  Group, Inc., Falcon Cable Trust, Nathanson Family Trust, Blackhawk Holding Company, Inc., Advance
                  Company, Ltd., Advance TV of California, Inc., and Greg Nathanson (incorporated by reference to
                  Exhibit 10.18 to Amendment No. 3 to the Schedule 13D of Paul G. Allen filed on March 11, 2002 (File
                  No. 005-57191)).

(d)(6)            Form of Exchange Agreement, dated as of November 12, 1999 by and among Charter Investment, Inc.,
                  Charter Communications, Inc., Vulcan Cable III Inc. and Paul G. Allen (incorporated by reference to
                  Exhibit 10.13 to Amendment No. 3 to the registration statement on Form S-1 of CCI filed on October
                  18, 1999 (File No. 333-83887)).

(g)               None.

(h)               None.

* Previously filed.

** Filed herewith.